SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No.33399; File No. 812-15009

Lyft, Inc.

March 14**,** 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under Section 3(b)(2) of the Investment Company Act of 1940 ("Act").

Applicant: Lyft, Inc. ("Lyft")

Summary of Application: Applicant seeks an order under Section 3(b)(2) of the Act declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. Applicant states that it is primarily engaged in the business of operating a multimodal transportation network that offers access to a variety of transportation options.

Filing Dates: The application was filed on March 13, 2019.

Hearing or Notification of Hearing: An order granting the requested declaration will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 5, 2019 and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant, 185 Berry Street, Suite 5000, San Francisco, California 94107.

FOR FURTHER INFORMATION CONTACT: Rochelle Kauffman Plesset, Senior Counsel, or David J. Marcinkus, Branch Chief, at (202) 551-6825, (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or applicant using the Company name box, athttp://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   Applicant is a Delaware corporation that, directly and through its wholly-owned subsidiaries, is in the business of operating a multimodal transportation network that offers access to a variety of transportation options. Applicant states that its primary business is facilitating peer-to-peer ridesharing by connecting drivers who have a car with passengers who need a ride as a transportation network company ("TNC").[1] Applicant states that its operations also include providing a network of shared bikes and scooters, offering integrated third-party public transit data that provides a robust view of transportation options, and providing access to autonomous vehicles.

2.   Applicant states that its business operations necessitate the Applicant to maintain a substantial cash position. Applicant states that the TNC industry is a cash intensive industry that requires it to have readily available capital for ongoing operations and expenditures. Applicant also states that it needs to maintain substantial liquid capital to fund research and development activities; pursue potential strategic acquisitions, including acquisition of businesses, new

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[1] Applicant states that its wholly-owned subsidiary, a captive insurance company that is registered in Hawaii, reinsures auto-related risk from third-party insurance providers.

technologies, services and other assets and strategic investments that complement its business; and to retain sufficient insurance reserves.

3.   Applicant states that it seeks to preserve its capital and maintain liquidity, pending the use of such capital to support its business operations, by investing in short-term investment grade and liquid fixed income and money market instruments that earn competitive market returns and provide a low level of credit risk ("Capital Preservation Investments"). Applicant states that it does not invest in securities for short-term speculative purposes.

Applicant's Legal Analysis:

1.   Applicant seeks an order under Section 3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities and therefore is not an investment company as defined in the Act.

2.   Section 3(a)(l)(A) of the Act defines the term "investment company" to include an issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(l)(C) of the Act further defines an investment company as an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value in excess of 40% of the value of the issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Section 3(a)(2) of the Act defines "investment securities" to include all securities except Government securities, securities issued by employees' securities companies, and securities issued by majority-owned subsidiaries of the owner which (a) are not investment companies and (b) are not relying on the exclusions from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) of the Act.

3.   Applicant states that it does not hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Applicant states, however, that it maintains a significant amount of intangible assets, such as internally-generated intellectual property and its established user base that may not appear on its balance sheet. In addition, Applicant states that it is likely to invest a significant portion of the cash proceeds from its initial public offering in Capital Preservation Investments, which may be deemed investment securities for purposes of Section 3(a)(1)(C). Accordingly, Applicant states that its ability to avoid meeting the definition of investment company in Section 3(a)(1)(C) is uncertain.

4.   Section 3(b)(2) of the Act provides that, notwithstanding Section 3(a)(l)(C) of the Act, the Commission may issue an order declaring an issuer to be primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities directly, through majority-owned subsidiaries, or controlled companies conducting similar types of businesses. Applicant requests an order under Section 3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an investment company as defined in the Act.

5.   In determining whether an issuer is "primarily engaged" in a non-investment company business under Section 3(b)(2) of the Act, the Commission considers the following factors: (a) the company's historical development, (b) its public representations of policy, (c) the activities of its officers and directors, (d) the nature of its present assets, and (e) the sources of its present income.[2]

6.   Applicant submits that it satisfies the criteria for issuance of an order under Section 3(b)(2) of the Act because Applicant is primarily engaged in the business of operating a

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[2] Tonopah Mining Company of Nevada, 26 SEC 426, 427 (1947).

multimodal transportation network that offers access to a variety of transportation options and is

not in the business of investing, reinvesting, owning, holding, or trading in securities

a. <u>Historical Development</u>. Applicant states that beginning in 2007, when it was first

incorporated, and continuing through the present, Applicant has developed and operated

transportation solutions. Applicant states that since 2012 it has developed and operated a

multimodal transportation network. Applicant states that it is one of the largest multimodal

transportation networks in the United States and in Canada, with 18.6 million active riders and

over 1.1 million drivers who provided rides in the quarter ending December 31, 2018.

b. <u>Public Representations of Policy</u>. Applicant states that it has consistently represented

publicly that it is engaged in the business of operating a multimodal transportation network.

Applicant represents that it has never held and does not now hold itself out as an investment

company within the meaning of the Act or as engaging in the business of investing, reinvesting,

owning, holding, or trading in securities. Applicant's offering documents emphasize its operating

results and do not emphasize either its investment income or the possibility of significant

appreciation from its cash management investment strategies as a material factor in its business

or future growth.

c. <u>Activities of Officers and Directors</u>. Applicant represents that its board of directors

and officers devote substantially all of their time to managing Applicant's multimodal

transportation networks. Applicant's cash management activities are managed by its Chief

Financial Officer and one external investment manager, whose activities are supervised by the

Chief Financial Officer. Applicant states that its Chief Financial Officer spends less than 2% of

his time monitoring Applicant's cash balances and managing short-term investment securities in accordance with Applicant's investment policies. Further, Applicant states that no executive officer, other than the Chief Financial Officer, spends time monitoring the cash balances and managing short-term investment securities.

Applicant states that as of December 31, 2018, it had approximately 4,791 employees. No employee spends time on matters relating to the management of Applicant's investment securities.

d. Nature of Assets. Applicant states that as of December 31, 2018, Applicant's investment securities constituted approximately 68.8% of its total assets (excluding Government securities and cash items) on an unconsolidated basis. Furthermore, 100% of its investment securities consisted of Capital Preservation Investments.[3] Applicant anticipates that its investment securities other than Capital Preservation Investments will not exceed 10% of its total unconsolidated assets (excluding Government securities and cash items) in the future. Applicant states that it expects to continue investing in Capital Preservation Investments, as well as Government securities and cash items, to fund its current and future operations.

e. Sources of Income and Revenue. Applicant represents that since its inception it has had net operating losses. It does, however, derive income from its investment securities. Applicant states that a review of its current sources of revenues provides a more accurate picture of its operating company status, particularly given the substantially increased revenues from its operating activities. Applicant states that, for the year ended December 31, 2018, Applicant

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[3] Applicant states that, with the exception of its captive insurance company, none of its wholly-owned subsidiaries hold investment securities. Applicant further states that while its captive insurance company holds a substantial amount of investment securities, the insurance company is not an investment company in reliance on Section 3(c)(3) of the Act.

earned from its operating activities approximately $2.16 billion of revenues, compared to $1.05 billion of revenues in 2017 and $343 million of revenues in 2016. In contrast, Applicant earned $66 million in net investment income in 2018, $20 million in net interest income in 2017, and $7 million in net investment income in 2016, all derived from the Capital Preservation Investments. Applicant states that if net investment income were compared to its total revenues it would account for approximately 3% of total revenues in 2018 and approximately 2% of total revenues in 2017 and 2016.

7.   Applicant asserts that its historical development, its public representations of policy, the activities of its officers and directors, the nature of its assets and its sources of revenue, as discussed in the application, demonstrate that it is engaged primarily in a business other than that of investing, reinvesting, owning, holding, or trading securities. Applicant thus asserts that it satisfies the criteria for issuing an order under Section 3(b)(2) of the Act.

Applicant's Conditions:

Applicant agrees that any order granted pursuant to the application will be subject to the following conditions:

1. Applicant will continue to allocate and use its accumulated cash and investment securities for bona fide business purposes; and

2. Applicant will refrain from investing or trading in securities for short-term speculative purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary